Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated January 20, 2015

Relating to Prospectus Supplement Dated January 9, 2015

Prospectus Dated June 5, 2014

Registration No. 333-195386

22nd Century Group Announces First Shipments of RED SUN Cigarettes as a Participating Member of the MSA and Introduces Enhanced www.redsuncigarettes.com Consumer Website

January 20, 2015

CLARENCE, N.Y. – 22nd Century Group, Inc. (NYSE MKT: XXII) today announced that its factory in North Carolina, which is now a participating manufacturer under the U.S. tobacco Master Settlement Agreement (“MSA”), has begun shipping RED SUN super-premium cigarettes.

Designed to appeal to discriminating consumers and positioned to compete with leading brands like Marlboro,® Camel,® and Natural American Spirit,® RED SUN is initially being offered to independent distributors and specialty retailers located in select markets such as New York City, Los Angeles, San Diego, Las Vegas, Boulder and Portland.

RK Company, Inc, d.b.a. Cigar Cartel, a licensed stamping agent in California, Washington, Oregon, Idaho, Arizona, Texas, Nevada, and Wyoming and once the largest independent distributor of Natural American Spirit cigarettes in Southern California, was among the first to order RED SUN. Trey Prevost, the President and owner of RK Co, Inc., stated “RED SUN is exactly what my customers want: A great tasting, highly differentiated product that is exclusive to specialty stores… a much better cigarette than the mass market brands… made by a company that truly values its retailer and distributor partners. The 22nd Century Group Trade Partners Program makes it a no-brainer for retailers to carry and promote RED SUN.”

Last week the Company established its Trade Partners Program as a strategic incentive plan to give eligible cigarette distributors and retailers the opportunity to earn publicly tradable shares of the Company's common stock in consideration for purchases of the Company's RED SUN brand of cigarettes. Participating distributors will earn $1.00 worth of 22nd Century common stock as a rebate for each carton of RED SUN purchased in 2015 and participating retailers will earn $3.00 worth of 22nd Century common stock as a rebate for each carton of RED SUN purchased in 2015.

Mr. Prevost went on to explain, “I am a strong believer in 22nd Century Group and in the Company’s mission to manufacture and market tobacco products with the potential to reduce the harm caused by smoking; it is no secret that I have already purchased tens of thousands of dollars of the Company’s stock on the open market.”

As part of 22nd Century’s marketing initiative to promote RED SUN in its target markets, the RED SUN website at www.redsuncigarettes.com has been revised and expanded to include explanations about product attributes that make RED SUN and 22nd Century Group unique, as well as irreverent humor designed to have some fun at the expense of the “Big Tobacco” companies.

Henry Sicignano, III, the President and Chief Operating Officer of 22nd Century, explained “In the spirit of all the Davids who have ever stood up to the Goliaths of the world, I like to think that our unsurpassed quality distinguishes RED SUN cigarettes in much the same way that distinctive, flavorful beers separate Sam Adams® from mass market brands.”

Designed to be both informative and amusing, the RED SUN website aims to spark dialogue and interaction with consumers. To inspire increased discussions about the RED SUN brand, the newly enhanced website also announces a “no purchase necessary” consumer contest that promises the winner an all-expense paid trip for two adults to the land of the “Red Sun.” Finally, www.redsuncigarettes.com provides a password protected “trade portal” for licensed tobacco resellers.

22nd Century also announced this week that its wholly-owned subsidiary, Goodrich Tobacco Company, will attend the Tobacco Plus Convenience Expo in Las Vegas on January 28-29, 2015. RED SUN cigarettes will be offered for sampling and sale at this for-the-trade only exposition. Company representatives will also be on hand to discuss the RED SUN Trade Partners Program with all interested, eligible retailers and distributors in attendance.

For additional information about 22nd Century Group, please visit: www.xxiicentury.com

Additional Information about the Trade Partners Program

The Company has filed a registration statement (including a prospectus and prospectus supplement) on Form S-3 (File No. 333-195386) with the Securities and Exchange Commission (“SEC”) for the offering related to the Trade Partners Program. For more information, you should read the prospectus in that registration statement, the prospectus supplement filed on January 9, 2015 forming a part thereof, and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company will arrange to send you copies of the prospectus and most recent prospectus supplement if you request such documents by calling us at (716) 270-1523.

This is not an offer to buy or the solicitation of an offer to sell any security of the Company nor will there be any offer, sale or solicitation of any security in any jurisdiction in which such offer, sale or solicitation would be unlawful.

Notwithstanding anything to the contrary contained herein, the above summary of the Trade Partners Program is qualified in its entirety by the more detailed and most current official rules of the Trade Partners Program contained in the most recently filed registration statement (including all prospectuses and prospectus supplements) relating thereto.

About 22nd Century Group, Inc.

22nd Century is a plant biotechnology company whose proprietary technology allows for the levels of nicotine and other nicotinic alkaloids (e.g., nornicotine, anatabine and anabasine) in the tobacco plant to be decreased or increased through genetic engineering and plant breeding. The Company’s technology also allows the levels of cannabinoids to be decreased or increased in the cannabis plant. 22nd Century owns or is the exclusive licensee of 128 issued patents plus an additional 53 pending patent applications; 22nd Century also holds co-exclusive rights to another 2 patents and 16 patent applications. Goodrich Tobacco Company, LLC, Hercules Pharmaceuticals, LLC and Botanical Genetics, LLC are wholly-owned subsidiaries of 22nd Century. Goodrich Tobacco is focused on commercial tobacco products and potentially less harmful cigarettes. Hercules Pharmaceuticals is focused on X-22, a prescription smoking cessation aid in development. Botanical Genetics is focused on novel cannabis plant varieties and on cannabis-based products.

Cautionary Note Regarding Forward-Looking Statements: This press release contains forward-looking information, including all statements that are not statements of historical fact regarding the intent, belief or current expectations of 22nd Century Group, Inc., its directors or its officers with respect to the contents of this press release. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. We cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances, or to reflect the occurrence of unanticipated events. You should carefully review and consider the various disclosures made by us in our annual report on Form 10-K for the fiscal year ended December 31, 2013, filed on January 30, 2014, including the section entitled “Risk Factors,” and our other reports filed with the U.S. Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

Redington, Inc.
Tom Redington, 203-222-7399